PRICEWATERHOUSECOOPERS (GRAPHIC APPEARS HERE)
								Pricewaterhouse Coopers LLP
								250 West Pratt Street
								Suite 2100
	Report of Independent Accountants		Baltimore MD  21201 2304
								Telephone (410) 783 7600
								Facsimile (410) 783 7680


To the Board of Directors of:
International Equity Portfolio
Latin American Equity Portfolio
Pacific Basin Equity Portfolio


We have examined management's assertion, included in the accompanying